Filed by Ambipar Emergency Response

Pursuant to Rule 425 of the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HPX Corp.

(SEC File No.: 001-39382)

On September 14, 2022, Ambipar Participações e Empreendimentos S.A. (“Ambipar”) announced the acquisition of 100% of the capital stock of Witt O'Brien's. Excerpts of this announcement relating to Emergência Participações S.A. (“Ambipar Response”) are set forth below.

Ambipar Announces Acquisition of Witt O'Brien's

São Paulo, Brazil – September 14, 2022 – Ambipar announces the signing of the agreement related to the acquisition of 100% of the shares of Witt O'Brien's (“WOB”) for cash, through its direct subsidiary Ambipar Response. The completion of the acquisition is subject, among other factors, to compliance with certain usual conditions precedent and is estimated to close within a 60 day period.

Created through the 2012 merger of O'Brien's Response Management and Witt Associates, WOB is a global leader in the crisis and emergency management industry for blue-chip corporate clients and emergency and resilience programs for the public sector. O'Brien's Response Management was founded in 1983 and helped manage major emergencies such as Exxon Valdez and Deepwater Horizon. Witt Associates, founded in 2001, helped governments manage recovery from disasters, including Hurricanes Katrina and Sandy. In 2021, WOB earned US$ 191.9 million (R$ 1.034 billion1) in revenue and posted EBITDA of US$ 34.0 million (R$ 183.3 million1).

In the corporate segment, WOB serves more than 1,200 customers and enjoys an attractive margin profile along with sustainable subscription-type revenues. Historically, this segment had a churn rate of less than 5%. Recent customers include 31 Fortune 100 companies, many of which are leaders in the oil, transportation, energy, media, and technology industries.

WOB's presence in the public sector is strategic as it reinforces Ambipar Response's position in the U.S. market. In addition, it facilitates cross-sell opportunities for large-scale emergency response services currently offered by Ambipar Response.

WOB has a command center in Houston that operates 24 hours a day, 7 days a week with a team specialized in both live and simulated emergency management. In 2021, this command center handled more than 55,000 calls. WOB has approximately 600 employees and offices in the United States, United Kingdom, and Singapore, and a joint venture in Brazil, all of which support clients in several countries, including Germany, Greece, China, India, Japan, Norway, and France. WOB is also the leading U.S. company supporting the management of maritime emergencies servicing 45% of regulated vessels trading in U.S. waters.

This acquisition is transformational for Ambipar Response, which will have access to the global emergency response market. It strengthens its presence on continents where it is presently active, and allows entry into Asia and Oceania.

1 Average 2021 U.S. Dollar / Brazilian Real exchange rate: USD 1.00 / R$ 5.39.

Map with certain WOB client locations. Source: https://navigateresponse.com/global-network/

The acquisition is consistent with Ambipar Response's global expansion strategy and accelerates its growth in the United States. WOB has an experienced and multifunctional leadership team, which is aligned with the execution of its business plan. In addition, it has an organizational structure configured to support its growth and the integration of Ambipar Response's existing operations in the United States.

With an Enterprise Value of US$161.5 million (R$ 838.2 million2), WOB is the largest acquisition of Ambipar Response to date and positions it relevantly in a market driven by increased allocation of federal resources for resilience programs and corporate focus on risk management, ESG, and compliance.

WOB's focus on consulting (L1 and L2) offers a new and complementary customer base for services performed by Ambipar Response (L1, L2 and L3). This commercial synergy is expected to be materialized through cross-selling initiatives, allowing Ambipar Response to create a unique product in the U.S. market, integrated with the training camp in Pueblo, CO.

In addition to the acquisition of WOB by Ambipar Response, Ambipar Response is in the process of completing the merger with HPX Corp., through which it will become a publicly traded company on the NYSE under the code "AMBI". WOB is a key asset to accelerate growth globally, especially in the U.S. market, and fits the strategy communicated in connection with the announcement of the business combination with HPX Corp.

Ambipar clarifies that the acquisition of WOB will not be submitted for approval by its shareholders, nor will it entitle the right of recess, since it was carried out through its privately held subsidiary.

About Ambipar Response

Founded in 2008 as part of the Ambipar group, Ambipar Response is a leading environmental, emergency response and industrial field service provider in Brazil with presence in 16 countries in Latin America, North America, Europe, Africa and Antarctica and operating 216 service centers as of December 31, 2021. For more information, visit ambipar.com.

2 U.S. Dollar / Brazilian Real exchange rate as of September 13, 2022: USDBRL 5.19

About HPX

HPX (NYSE: HPX) is a special purpose acquisition company that, since its $253 million initial public offering on NYSE in July 2020, has sought to combine its business with a Brazil-based company in an industry which would benefit from long-term growth in the Brazilian economy, with an international expansion plan as part of its overall growth strategy and that could benefit from HPX’s management team’s experience in operating in global markets. HPX’s sponsor is HPX Capital Partners LLC, which is controlled by Bernardo Hees and Rodrigo Xavier, both co-chairmen of HPX’s board of directors, and Carlos Piani, HPX’s CEO and CFO. For more information, visit hpxcorp.com.

About Ambipar

Ambipar is a holding company founded in 1995 by Mr. Tercio Borlenghi Junior that operates in two business segments: response and environment. Ambipar became a publicly-traded company in 2020 by listing on the Brazilian stock exchange (B3: AMBP3).

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and expectations related to the terms and timing of the Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Ambipar Response’s and HPX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Ambipar Response and HPX. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in HPX’s final prospectus that forms a part of HPX’s Registration Statement on Form S-1 (Reg No. 333-239486), filed with the SEC pursuant to Rule 424(b)(4) on July 15, 2020 (the “Prospectus”) under the heading “Risk Factors,” and other documents of HPX filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HPX nor Ambipar Response presently know or that HPX and Ambipar Response currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HPX’s and Ambipar Response’s expectations, plans or forecasts of future events and views as of the date of this press release. HPX and Ambipar Response anticipate that subsequent events and developments may cause HPX’s or Ambipar Response’s assessments to change. However, while HPX and Ambipar Response may elect to update these forward-looking statements at some point in the future, HPX and Ambipar Response specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HPX’s or Ambipar Response’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to the shareholders of HPX for their consideration. HPX intends to publicly file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to HPX’s shareholders in connection with HPX’s solicitation for proxies for the vote by HPX’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been filed and declared effective, HPX will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. HPX’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with HPX’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about HPX, Ambipar Response and the proposed Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by HPX, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 1000 N. West Street, Suite 1200, Wilmington, Delaware 19801.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR ANY SECURITIES OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION PROVIDED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

HPX, Ambipar Response and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from HPX’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of HPX’s shareholders in connection with the proposed Business Combination will be set forth in HPX’s proxy statement / prospectus when it is filed with the SEC. You can find more information about HPX’s directors and executive officers in the Prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a “solicitation” (as defined in Section 14 of the Securities Exchange Act of 1934, as amended); it does it constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Non-GAAP Financial Measure and Related Information

This press release references certain financial measures including, among others, EBITDA (together, “Non-GAAP Financial Measures”) which are financial measures that are not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) or international financial reporting standards (“IFRS”). These Non-GAAP Financial Measures do not have a standardized meaning, and the definition of such Non-GAAP Financial Measures used by HPX and Ambipar Response may be different from other, similarly named non-GAAP measures used by others. In addition, such financial information is unaudited and does not conform to SEC Regulation S-X and as a result such information may be presented differently in future filings with the SEC.

Investor Relations Contact

Ambipar Response: ri@ambipar.com

HPX Corp: ir@hpxcorp.com